WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

January 19, 2018

VIA EDGAR

Mr. Chad Eskildsen

Division of Investment Management, Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust 2017 Annual Reports

File Nos. 333-132380 and 811-21864

Dear Mr. Eskildsen:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received via telephone on December 28, 2017 regarding the 2017 shareholder reports included in Form N-CSR filed with the Commission by the Trust (collectively, the “Annual Reports”). The Staff’s comments and the Trust’s responses are set forth below.

1.	Comment: For WisdomTree Dynamic Currency Hedged International Quality Dividend Growth Fund (DHDG) and WisdomTree Global Hedged SmallCap Dividend Fund (HGSD), please confirm if the financial statements should be presented in a master/feeder structure since those Funds invest in another WisdomTree Fund. (FASB Accounting Standards Codification 946-210-45)

Response: Each of DHDG and HGSD is a Fund of Funds that purchases shares of its respective Underlying Fund (as defined in the applicable Fund’s 2017 Annual Report) in the secondary market at market price. Unlike their Underlying Funds, DHDG and HGSD hedge against fluctuations in the relative value of foreign currencies against the U.S. dollar by purchasing forward currency contracts and/or futures contracts. These Funds are not set up in a master/feeder structure and the Underlying Funds accept investments from other investors. Additionally, as each Underlying Fund is an exchange-traded fund (ETF), it is fully transparent and reports holdings daily, and financial statements semi-annually, on its public website. Furthermore, other reporting of the Underlying Fund holdings and financial statements are readily available on regulatory reports, such as Form N-Q and Form N-CSR, filed with the Commission.

2.	Comment: In Note 3 of the Annual Reports where the advisory fee is discussed, there is disclosure that sub-advisors are utilized for all Funds in the Trust. Please note why you are not disclosing the details of these sub-advisors as related parties such as fees paid, etc. (FASB Accounting Standards Codification 850-10-50-1)

January 19, 2018

Response: As noted in FASB Accounting Standards Codification 850-10-50-1, certain disclosure is required for related party transactions and certain common control relationships. However, no Fund sub-advisor meets the definition of a “related party” as required by this accounting standard. Further, we note that no Fund sub-advisor is an affiliate, as defined in FASB Accounting Standards Codification 850-10-20, of the Trust or the Funds. Additionally, as specified in Note 3 of the Annual Report, the sub-advisors are compensated by WisdomTree Asset Management, Inc. (the Fund’s Investment Advisor) and not by the Funds.

3.	Comment: For WisdomTree Asia Local Debt Fund (ALD), the Rule 19a-1 notices in October and November stated that the distributions have all been on return of capital but the recent distribution on the Fund’s website showed it as ordinary income. Please explain the discrepancy.

Response: An actual return of capital is determined on a tax basis at the fiscal year-end of the applicable Fund. The Rule 19a-1 notices are prepared under Generally Accepted Accounting Principles (GAAP), or book-basis accounting, and are based on estimates at the time the distribution is posted on the Fund’s website, which are subject to change. The first paragraph of each Rule 19a-1 notice states that the tables included in the notice are subject to the limitations described above. We further note that the aforementioned Rule 19a-1 notices, which reflected an estimate of Fund distributions classified as returns of capital, are shown directly below the distributions table on the Fund’s public website.

4.	Comment: Similar to Comment 3 above, for WisdomTree Emerging Markets Local Debt Fund (ELD), the Fund has had large returns of capital in the prior two fiscal years, however, there were no Rule 19a-1 notices on the Fund’s website and the Fund isn’t reflected in the recent distribution section of the website. Please explain the discrepancy.

Response: As noted in the response to Comment 3 above, the Rule 19a-1 notices are prepared on a GAAP/book basis. As a result, no Rule 19a-1 notices were generated since the Fund distributed less than book income in each of the prior fiscal years ended 2017 and 2016. Please see the excerpt from the Fund’s Annual Report on the next page. In summary, net income was $14,100,386 in 2017 vs. distributions of $11,774,000, and net income was $23,214,143 in 2016 vs. distributions of $20,253,500.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree) W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP) K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

January 19, 2018

	WisdomTree Bloomberg Floating Rate Treasury Fund		WisdomTree Emerging Markets Corporate Bond Fund		WisdomTree Emerging Markets Local Debt Fund
	For the Year Ended August 31, 2017	For the Year Ended August 31, 2016	For the Year Ended August 31, 2017	For the Year Ended August 31, 2016	For the Year Ended August 31, 2017	For the Year Ended August 31, 2016
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income	$8,486	$2,455	$2,157,575	$2,735,297	$14,100,386	$23,214,143
Net realized gain (loss) on investments, futures contracts, foreign currency contracts and foreign currency related transactions	2,761	35	(1,008,873)	(6,207,867)	(15,446,174)	(110,449,091)
Net increase (decrease) in unrealized appreciation/depreciation on investments, futures contracts, foreign currency contracts and translation of assets and liabilities denominated in foreign currencies	(396)	757	1,614,874	7,727,411	19,920,921	122,615,061

Net increase in net assets resulting from operations	10,851	3,247	2,763,576	4,254,841	18,575,133	35,380,113

DIVIDENDS AND DISTRIBUTIONS:
Net investment income	(8,594)	(1,550)	(2,141,000)	(2,725,500)	(5,743,121)	(7,711,000)
Return of capital	—	—	—	—	(6,030,879)	(12,542,500)

Total dividends and distributions	(8,594)	(1,550)	(2,141,000)	(2,725,500)	(11,774,000)	(20,253,500)

CAPITAL SHARE TRANSACTIONS:
Net proceeds from sale of shares	—	—	—	—	40,579,290	125,325,367
Cost of shares redeemed	—	—	(7,130,042)	(26,942,577)	(117,563,423)	(292,684,937)

Net decrease in net assets resulting from capital share transactions	—	—	(7,130,042)	(26,942,577)	(76,984,133)	(167,359,570)

Net Increase (Decrease) in Net Assets	2,257	1,697	(6,507,466)	(25,413,236)	(70,183,000)	(152,232,957)